Exhibit 99.1

Brussels, March 27, 2008

Dear Madam, Dear Sir,

The Board of Directors of Delhaize Group SA (the “Company”) kindly invites you to attend the extraordinary general meeting of shareholders of our Company that will be held on April 25, 2008, at 3:00 p.m. C.E.T. at the Corporate Support Office of the Company, square Marie Curie 40 in 1070 Anderlecht, Brussels, Belgium (an access map can be found on the website of the Company at www.delhaizegroup.com). The agenda of the meeting is set forth below.

We request that all persons attending the meeting arrive by 2.45 p.m. (C.E.T.) in order to timely complete the registration formalities.

Shareholders representing at least 50% of the share capital of the Company must attend the extraordinary general meeting on April 25, 2008 to allow the shareholders to consider and vote upon items 1, 2, 3.1, 3.2 and 4 set forth below. If this quorum requirement is not satisfied, as it was the case in previous years, you will receive a notice to attend an ordinary and extraordinary general meeting of shareholders to be held on May 22, 2008 at 3.00 p.m. C.E.T. at the same location, during which the agenda items will be re-proposed along with ordinary general meeting agenda items, without a quorum requirement.

AGENDA

1.	Powers of the Board of Directors with respect to acquisition of shares of the Company in the ordinary course of business.

Proposed resolution: Proposal to replace the fourth indent of article 10 of the articles of association with the following text:

“On April 25, 2008, the extraordinary general meeting authorized the board of directors to acquire up to ten percent (10%) of the outstanding shares of the company at a minimum unit price of one Euro (EUR 1) and at a maximum unit price not higher than twenty percent (20%) above the highest closing stock market price of the company’s shares on Euronext Brussels during the twenty trading days preceding such acquisition. Such authorization has been granted for a period of eighteen (18) months as from the date of the extraordinary general meeting of April 25, 2008 and extends to the acquisition of shares of the company by its direct subsidiaries, as such subsidiaries are defined by legal provisions on acquisition of shares of the parent company by its subsidiaries.”

Delhaize Group SA/NV – Corporate Support Office – 40, Square Marie Curie – 1070 Brussels – Belgium

Tel: +32 (02) 412 22 11 – Fax: +32 (0)2 412 22 22 – http://www.delhaizegroup.com

Delhaize Group SA/NV – Registered Office – 53, rue Osseghemstraat – 1080 Brussels – Belgium

RPR/RPM 0402.206.045 (Brussels)

Bank Account Fortis : 210-0000021-73, IBAN BE 27 2100 0000 2173, BIC (SWIFT) GEBABEBB

2.	Electronic register of registered securities.

Proposed resolution: Proposal to add the following indent after the third indent of article 12 of the articles of association:

“The register of registered shares, the register of registered subscription rights and the register of any registered bonds issued by the company are held in electronic form. The board of directors may decide to outsource the maintenance and administration of any electronic register to a third party. All entries in the registers, including transfers and conversions, can validly be made on the basis of documents or instructions which the transferor, transferee and/or holder of the securities, as applicable, may send electronically or by other means, and the company may accept and enter any transfer in the registers resulting from correspondence or other documents evidencing the consent of the transferor and the transferee.”

3.	Shareholdings’ disclosure.

3.1	Proposed resolution: Proposal to add the following two indents after the third indent of article 13 of the articles of association, the second indent proposed herebelow being in replacement of the current fourth indent of article 13:

“A disclosure is also required when, as a result of events changing the breakdown of voting rights, the percentage of the voting rights attached to the voting right securities reaches, exceeds or falls below the thresholds provided for in the first and second paragraphs above, even when no acquisition or disposal of securities has occurred. A similar disclosure is also required when persons or legal entities enter into, modify or terminate an agreement of action in concert, when as result thereof, the percentage of the voting rights subject to the action in concert or the percentage of the voting rights of one of the parties to the agreement of action in concert reaches, exceeds or falls below the thresholds mentioned in the first and second paragraphs above.

Disclosure statements relating to the acquisition or transfer of securities which are made pursuant to this article must be addressed to the Banking and Finance Commission and to the board of directors of the company at the latest the fourth trading day following the day on which (i) the person or legal entity learns of the acquisition or the disposal or the possibility of exercising voting rights, or, having regard to the circumstances, should have learned it, regardless of the date on which the acquisition, disposal or possibility of exercising voting rights takes effect, (ii) the person or legal entity is informed of the event changing the break down of voting rights, (iii) an agreement of action in concert is entered into, modified or terminated, or (iv) for securities acquired by succession, the succession is accepted by the heir, as the case may be, under the benefit of inventory.”

3.2	Proposed resolution: Proposal to add a new article 48 to the articles of association:

“Article 48 – Disclosure of significant shareholdings—The fourth and fifth paragraphs of article 13 of these articles, as they have been adopted by the shareholders meeting of April 25, 2008 will only apply beginning September 1, 2008, the date of the entering into force of the Law of May 2, 2007 on the disclosure of significant shareholdings. Until such date, any disclosure statements made pursuant to the first, second and third paragraphs of article 13 must be addressed to the Banking and Finance Commission and to the board of directors of the company at the latest on the second business day after the occurrence of the event giving rise to the notification or, in case of securities acquired by succession, within 30 days after such succession has been accepted, in accordance with the Law of 2 March 1989 on the disclosure of significant shareholding.”

4.	Use of electronic devices to vote at the general meeting.

Amendment of article 37, 4th indent of the articles of association.

Proposed resolution: Proposal to replace the fourth indent of article 37 of the articles of association with the following text:

“Votes are expressed by raising hands, by calling names or through electronic devices, unless otherwise decided by the shareholders meeting.”

5.	Powers.

Proposed resolution: Proposal to approve the following resolution:

“The extraordinary general meeting grants the powers to the board of directors, with the power to sub-delegate, to implement the decisions taken by the extraordinary general meeting, to co-ordinate the text of the articles of association as a result of the abovementioned amendments, and to carry out all necessary or useful formalities to that effect. In addition, the extraordinary general meeting grants the powers to the board of directors, with the power to sub-delegate, to remove from time to time from the articles of association of the company any provision subject to a time limitation which has expired.”

ATTENDANCE FORMALITIES

Pursuant to Articles 32 and 33 of the articles of association, holders of securities must comply with the following formalities in order to attend the extraordinary general meeting on April 25, 2008:

(i)	Owners of registered shares must return to the Board of Directors of the Company (c/o Mr. Pierre-François Leybaert (tel: +32 2 412 21 21), Delhaize Group SA, Square Marie Curie 40, 1070 Brussels, Belgium) by April 21, 2008 (close of business C.E.T.) the signed original of the attendance form evidencing their intent to attend the meeting. You will find attached the attendance form.

(ii)	Owners of bearer shares must deposit their shares by April 21, 2008 (close of business C.E.T.) either at the registered office of the Company (Delhaize Group SA, Rue Osseghemstraat 53, 1080 Brussels, Belgium) or with a branch of ING Belgium. No later than April 21, 2008, ING Belgium will certify to the Company that bearer shares deposited with it will remain blocked through and including the date of the extraordinary general meeting.

(iii)	Owners of shares held in dematerialized form must provide notice of their intent to exercise their rights at the meeting to a branch of ING Belgium by April 21, 2008 (close of business C.E.T.). No later than April 21, 2008, ING Belgium will certify to the Company that these shares will remain blocked through and including the date of the extraordinary general meeting.

(iv)	Owners of securities are permitted to be represented by proxy holders at the extraordinary general meeting. You will find attached the proxy in the form approved by the company and which must be used to be represented at the extraordinary general meeting. Owners of bearer or dematerialized securities must return their signed original proxies by April 21, 2008 either to the Company (c/o Mr. Pierre-François Leybaert, Delhaize Group SA, Square Marie Curie 40, 1070 Brussels, Belgium) or to a branch of ING Belgium. Owners of registered securities must return their signed original proxies to the Company (at the above address) by April 21, 2008 (close of business C.E.T.). In each case, proxies may also be sent by fax to +32 2 412 85 68 by April 21, 2008 (close of business C.E.T.), provided that the signed original of such proxies be handed over to the Company at the latest immediately prior to the beginning of the general meeting. Failure to comply with these requirements will result in the Company not acknowledging the powers of the proxy holder.

(v)	Shareholders can vote by correspondence. You will find attached the form approved by the Company and which must be used to vote by correspondence at the extraordinary general meeting. The signed original of the form for voting by correspondence must reach the Company (c/o Mr. Pierre-François Leybaert, Delhaize Group SA, Square Marie Curie 40, 1070 Brussels, Belgium) by April 21, 2008. The owner of bearer or dematerialized shares who wishes to vote by correspondence must in addition comply with the deposit or immobilization formalities described respectively in items (ii) and (iii).

(vi)	Holders of convertible bonds or warrants issued by the Company may attend the meeting in an advisory capacity with respect to such bonds or warrants as provided by the Belgian Company Code, and are subject to the same attendance requirements as those applicable to shareholders.

In order to attend the meeting, individuals holding securities and proxy holders must prove their identity, and representatives of legal entities must hand over documents establishing their identity and their representation powers, in each case at the latest immediately prior to the beginning of the meeting.

Enclosed, you will find an information statement providing additional information on the items of the agenda and a comparison of the current version of the articles of association with the amended version as proposed to the meeting.

Yours sincerely,

Georges Jacobs
Chairman of the Board of Directors

P.S.:	If you wish to attend the extraordinary general meeting, please return the enclosed attendance form duly completed.

Enclosures:

1.	Attendance form.

2.	Proxy in the form approved by the Company.

3.	Form approved by the Company for voting by correspondence.

4.	Information statement providing additional information on the agenda items.

5.	Comparison of the current version of the articles of association with the amended version as proposed to the extraordinary general meeting.

Annex 1 to

Exhibit 99.1

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

ATTENDANCE FORM FOR REGISTERED SHAREHOLDERS

The undersigned:

First name	:

Family name	:

Address	:

or

Corporate name	:

Form of corporation	:

Registered office	:

hereby represented by (first name, family name and capacity) :

holder of                      registered shares of Delhaize Group SA, with registered office at 1080 Brussels, rue Osseghem 53, registered with the Register of legal entities under number 0402.206.045, hereby notify his/her/its intent to attend the extraordinary general meeting of Delhaize Group that will take place on Friday April 25, 2008 at 3:00 p.m. (C.E.T.) at the Corporate Support Office of Delhaize Group, square Marie Curie 40 in 1070 Anderlecht, Brussels, Belgium.

Signature:

Name:

Date:

Annex 2 to

Exhibit 99.1

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

SHAREHOLDER PROXY

The undersigned:

First name	:

Family name	:

Address	:

or

Corporate name	:

Form of corporation	:

Registered office	:

holder of                      shares of Delhaize Group SA, with registered office at 1080 Brussels, rue Osseghemstraat 53, Belgium, registered with the Register of legal entities under number 0402.206.045 (“Delhaize Group”), hereby represented by (*) (family name, first name and capacity) ______________________________________________

_______________________________________________________________________________________________

who/which hereby declares and warrants to Delhaize Group to have full authority to execute this proxy on behalf of the undersigned,

hereby grants special powers to _______________________________________________________________________

in order to be represented at the extraordinary general meeting of Delhaize Group that will take place on April 25, 2008 at 3.00 p.m. C.E.T. at the Corporate Support Office of Delhaize Group, square Marie Curie 40 in 1070 Anderlecht, Brussels, Belgium, and vote on his/her/its behalf in accordance with the following instructions:

(*)	This information must be provided, except where the represented shareholder is an individual who executes this proxy him/herself.

VOTING INSTRUCTION: (**)

1) vote on proposed resolution 1	2) vote on proposed resolution 2
• vote in favor ( ) • vote against ( ) • abstain ( )	• vote in favor ( ) • vote against ( ) • abstain ( )
3) vote on proposed resolution 3.1	4) vote on proposed resolution 3.2
• vote in favor ( ) • vote against ( ) • abstain ( )	• vote in favor ( ) • vote against ( ) • abstain ( )
5) vote on proposed resolution 4	6) vote on proposed resolution 5
• vote in favor ( ) • vote against ( ) • abstain ( )	• vote in favor ( ) • vote against ( ) • abstain ( )

If the undersigned did not provide a voting instruction with respect to any proposed resolution, then:

(i)	the proxy holder will vote in favor of the proposed resolution; OR

(ii)	if the undersigned has crossed out item (i) immediately above, the proxy holder will vote in the best interest of the undersigned.

In addition, the proxy holder will be entitled to:

(i)	participate in all discussions at the general meeting and vote, amend or reject any proposed resolution of the agenda on behalf of the undersigned; AND

(ii)	with respect to the above, execute all deeds, minutes, attendance list and, in general, do anything required.

Owners of bearer or dematerialized securities must return their signed original proxies by April 21, 2008 either to Delhaize Group (c/o Mr. Pierre-François Leybaert, Delhaize Group SA, Square Marie Curie 40, 1070 Brussels, Belgium; tel: +32 2 412 21 21) or to a branch of ING Belgium. Owners of registered securities must return their signed original proxies to the Company (at the above address) by April 21, 2008 (close of business C.E.T.). In each case, proxies may also be sent by fax to +32 2 412 85 68 by April 21, 2008 (close of business C.E.T.), provided that the signed original of such proxies be handed over to the Company at the latest immediately prior to the beginning of the general meeting. Failure to comply with these requirements will result in the Company not acknowledging the powers of the proxy holder.

Signature:

Name:

Capacity:

Date:

(**)	Please mark your selection.

Annex 3 to

Exhibit 99.1

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

INFORMATION STATEMENT

Brussels, March 27, 2008

To the shareholders of Delhaize Group SA (the “Company”):

This letter provides information concerning the agenda of the extraordinary general meeting of shareholders to be held on Friday, April 25, 2008, at 3:00 p.m., local time, at the Corporate Support Office of the Company, square Marie Curie 40 in 1070 Anderlecht, Brussels, Belgium.

At the extraordinary general meeting, provided that a quorum of at least fifty percent of the Company’s share capital is present or represented at the meeting, the Company’s shareholders will consider and vote on amendments to the articles of association concerning (i) the power of the Board of Directors of the Company (the “Board”) to have the Company repurchase its own shares in the ordinary course of business, (ii) the ability for the Company to use an electronic register for its registered securities, (iii) the shareholdings’ disclosures and (iv) voting through electronic devices at shareholder meetings, all as further detailed in this information statement. A comparison of the current language and the revised language of the articles of association is available on the Internet at the Company’s website (www.delhaizegroup.com).

If this quorum requirement is not satisfied on April 25, 2008, the agenda items will be re-proposed along with ordinary general meeting agenda items at a combined ordinary and extraordinary general meeting of shareholders to be held on May 22, 2008 at 3:00 p.m., local time, at the same location, without a quorum requirement. Please note that the Company intends to hold this second extraordinary general meeting along with its ordinary general meeting.

You can validly express the vote attached to your shares at the April 25, 2008 meeting by following the procedures specified in the notice of the extraordinary general meeting, which has been published in the press and can be downloaded from our web site at www.delhaizegroup.com. A printed version of the notice can be ordered from the Delhaize Group Investor Relations Department by calling +32 2 412 21 51. If you have questions regarding the proposals, please contact the Delhaize Group Investor Relations Department.

Pierre-Olivier Beckers
President and Chief Executive Officer

Item (1)

Amendment to Article 10, 4th Indent of the Articles of Association

The Board is authorized under Article 10 of the Company’s articles of association, for a period of 18 months expiring on November 24, 2008, to purchase, in the ordinary course of business, on behalf of the Company, a maximum of ten percent (10%) of the outstanding Delhaize Group ordinary shares at a per share purchase price no less than one Euro (Euro 1) and at a maximum unit price not higher than twenty percent (20%) above the highest stock market closing price of the Company’s shares on Euronext Brussels during the twenty trading days preceding such share purchase. The Board could make such purchases, on behalf of the Company, for instance for investment purposes or to cover exercises under equity-based compensation plans for employees of the Company or its subsidiaries. Under Article 10, such purchases may also be made by one or more direct subsidiaries of the Company. All such purchases count toward the ten percent maximum.

The Board proposes that the shareholders approve an amendment to Article 10, fourth indent of the Company’s articles of association, which grants authority to the Board to purchase in the ordinary course of business, on behalf of the Company, a maximum of ten percent (10%) of the outstanding Delhaize Group ordinary shares for a new period of eighteen months beginning on the date of shareholders’ approval at a per share purchase price no less than one Euro (Euro 1) and no greater than twenty percent (20%) above the highest stock market closing price of the Company’s shares on Euronext Brussels during the twenty trading days preceding such share purchase.

The Board of Directors unanimously recommends that the shareholders vote FOR this proposal.

Item (2)

Amendment to Article 12 of the Articles of Association

The Board proposes that the shareholders approve the addition of a fourth indent to Article 12 of the Company’s articles of association which allows the Company to hold the register of its registered securities in electronic form and to outsource the maintenance and administration of any electronic register to a third party.

The Board of Directors unanimously recommends that the shareholders vote FOR this proposal.

Item (3)

Amendment to Article 13 and Addition of a new Article 48 of the Articles of Association

The Board proposes that the shareholders approve the addition of two indents after the third indent of article 13 of the articles of association (the second indent proposed being in replacement of the current fourth indent of article 13) in order to adapt the articles of association to the new Belgian legislation on disclosure of significant shareholdings. The changes proposed to article 13 relate to the modifications of the events giving rise to the disclosure obligation and the time period to make the disclosure notification.

Since the new legislation will not enter into force until September 1, 2008, the Board also proposes that the shareholders approve the insertion of a new article 48 in the articles of association, which shall provide that the changes to article 13 shall not enter into force until September 1, 2008.

The Board of Directors unanimously recommends that the shareholders vote FOR these proposals.

Item (4)

Amendment to Article 37 of the Articles of Association

Article 37, fourth indent of the Company’s articles of association currently provides that votes are expressed at any general meeting by raising hands or by calling names. The Board proposes that the shareholders approve an amendment to the fourth indent to Article 37 of the Company’s articles of association which would allow shareholders of the Company physically attending a general meeting to express their votes through electronic devices.

The Board of Directors unanimously recommends that the shareholders vote FOR this proposal.

Item (5)

Powers to Implement the Proposals

The Board proposes that the shareholders grant the powers to the Board, with the power to sub-delegate, to implement the proposals approved by the shareholders, to co-ordinate the text of the articles of association, and to remove from time to time from the articles of association of the company any provision subject to a time limitation which has expired and to carry out all necessary or useful formalities to that effect.

The Board of Directors unanimously recommends that the shareholders vote FOR this proposal.

Annex 4 to

Exhibit 99.1

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

Comparison of the current version of the Articles of Association (translated) with the amended version as proposed to the extraordinary general meeting that will be held on April 25, 2008

ARTICLE TEN – ACQUISITION, PLEDGE AND TRANSFER OF OWN SHARES

Current version of article 10 of the articles of association:	If the proposal is approved, article 10 of the articles of association will read as follows:

The company may acquire or hold in pledge its own shares in compliance with legal provisions in force. The board of directors is authorized to transfer through public or private transactions the shares that the company acquired, under conditions determined by the board of directors, without the prior approval of the shareholders meeting, in compliance with legal provisions in force.	The company may acquire or hold in pledge its own shares in compliance with legal provisions in force. The board of directors is authorized to transfer through public or private transactions the shares that the company acquired, under conditions determined by the board of directors, without the prior approval of the shareholders meeting, in compliance with legal provisions in force.

On May 26, 2005, the extraordinary shareholders meeting authorized the board of directors to acquire and transfer company’s shares when such acquisition or transfer is necessary in order to prevent serious and imminent damage to the company. Such authorizations are granted for a period of three years as from the date of publication of these authorizations in the Appendix of the Official Gazette.	On May 26, 2005, the extraordinary shareholders meeting authorized the board of directors to acquire and transfer company’s shares when such acquisition or transfer is necessary in order to prevent serious and imminent damage to the company. Such authorizations are granted for a period of three years as from the date of publication of these authorizations in the Appendix of the Official Gazette.

The above-mentioned authorizations also relate to acquisitions and transfers of shares of the company by its direct subsidiaries, as such subsidiaries are defined by legal provisions on acquisition of shares of the parent company by its subsidiaries, and are renewable in compliance with legal provisions in force.	The above-mentioned authorizations also relate to acquisitions and transfers of shares of the company by its direct subsidiaries, as such subsidiaries are defined by legal provisions on acquisition of shares of the parent company by its subsidiaries, and are renewable in compliance with legal provisions in force.

In addition, on May 24, 2007, the extraordinary general meeting authorized the board of directors to acquire up to ten percent (10%) of the outstanding shares of the company at a minimum unit price of one Euro (EUR 1) and at a maximum unit price not higher than twenty percent (20%) above the highest closing stock market price of the company’s shares on Euronext Brussels during the twenty trading days preceding such acquisition. Such authorization has been granted for a period of eighteen (18) months as from the date of the extraordinary general meeting of May 24, 2007 and extends to the acquisition of shares of the company by its direct subsidiaries, as such subsidiaries are defined by legal provisions on acquisition of shares of the parent company by its subsidiaries.

On April 25, 2008, the extraordinary general meeting authorized the board of directors to acquire up to ten percent (10%) of the outstanding shares of the company at a minimum unit price of one Euro (EUR 1) and at a maximum unit price not higher than twenty percent (20%) above the highest closing stock market price of the company’s shares on Euronext Brussels during the twenty trading days preceding such acquisition. Such authorization has been granted for a period of eighteen (18) months as from the date of the extraordinary general meeting of April 25, 2008 and extends to the acquisition of shares of the company by its direct subsidiaries, as such subsidiaries are defined by legal provisions on acquisition of shares of the parent company by its subsidiaries.

ARTICLE TWELVE – NATURE OF THE SECURITIES

Current version of article 12 of the articles of association:	If the proposal is approved, article 12 of the articles of association will read as follows:

Securities are in bearer, registered or dematerialized form. Securities that are not entirely paid up shall remain in registered form.	Securities are in bearer, registered or dematerialized form. Securities that are not entirely paid up shall remain in registered form.

Holders of securities may request at their expense the conversion of securities to registered form at any time or to dematerialized form at any time as of January 1, 2008.	Holders of securities may request at their expense the conversion of securities to registered form at any time or to dematerialized form at any time as of January 1, 2008.

Bearer securities deposited in a securities account as of January 1, 2008 will be automatically converted to dematerialized form as from that date. Bearer securities that are held in physical form on January 1, 2008 and are subsequently deposited in a securities account at a later date shall be automatically converted to dematerialized form at such later date. Bearer securities that shall not have been deposited in a securities account shall be converted at the choice of their holder to registered or dematerialized form by December 31, 2013.	Bearer securities deposited in a securities account as of January 1, 2008 will be automatically converted to dematerialized form as from that date. Bearer securities that are held in physical form on January 1, 2008 and are subsequently deposited in a securities account at a later date shall be automatically converted to dematerialized form at such later date. Bearer securities that shall not have been deposited in a securities account shall be converted at the choice of their holder to registered or dematerialized form by December 31, 2013.

The register of registered shares, the register of registered subscription rights and the register of any registered bonds issued by the company are held in electronic form. The board of directors may decide to outsource the maintenance and administration of any electronic register to a third party. All entries in the registers, including transfers and conversions, can validly be made on the basis of documents or instructions which the transferor, transferee and/or holder of the securities, as applicable, may send electronically or by other means, and the company may accept and enter any transfer in the registers resulting from correspondence or other documents evidencing the consent of the transferor and the transferee.
ARTICLE THIRTEEN – SHAREHOLDINGS DISCLOSURES

Current version of article 13 of the articles of association:	If the proposal is approved, article 13 of the articles of association will read as follows:

Any person or legal entity, which owns or acquires securities of the company granting voting right, whether representing the share capital or not, must disclose to the company and to the Banking and Finance Commission, in compliance with legal provisions in force, the number of securities that such person or legal entity owns, alone or jointly with one or several other persons or legal entities, when the voting rights attached to such securities amount to three (3,-) per cent or more of the total of the voting rights existing when the situation triggering the disclosure obligation occurs.	Any person or legal entity, which owns or acquires securities of the company granting voting right, whether representing the share capital or not, must disclose to the company and to the Banking and Finance Commission, in compliance with legal provisions in force, the number of securities that such person or legal entity owns, alone or jointly with one or several other persons or legal entities, when the voting rights attached to such securities amount to three (3,-) per cent or more of the total of the voting rights existing when the situation triggering the disclosure obligation occurs.

Such person or legal entity must also do so in the event of a	Such person or legal entity must also do so in the event of a

transfer, or an additional acquisition, of securities referred to in the preceding paragraph when, after such transaction, the voting rights attached to securities that it owns amount to five (5,-) per cent, ten (10,-) per cent, and so on by blocks of five (5,-) per cent of the total of the voting rights existing when the situation triggering the disclosure obligation occurs, or when the voting rights attached to securities that it owns fall below one of those thresholds or below the threshold referred to in the preceding paragraph.	transfer, or an additional acquisition, of securities referred to in the preceding paragraph when, after such transaction, the voting rights attached to securities that it owns amount to five (5,-) per cent, ten (10,-) per cent, and so on by blocks of five (5,-) per cent of the total of the voting rights existing when the situation triggering the disclosure obligation occurs, or when the voting rights attached to securities that it owns fall below one of those thresholds or below the threshold referred to in the preceding paragraph.

Any person or legal entity which acquires or transfers, alone or jointly, the direct or indirect control of a corporation which owns three (3,-) per cent at least of the voting rights of the company must disclose such acquisition or transfer to the company and to the Banking and Finance Commission in compliance with legal provisions in force.	Any person or legal entity which acquires or transfers, alone or jointly, the direct or indirect control of a corporation which owns three (3,-) per cent at least of the voting rights of the company must disclose such acquisition or transfer to the company and to the Banking and Finance Commission in compliance with legal provisions in force.

Disclosure statements relating to the acquisition or transfer of securities, which are made in compliance with this article, must be addressed to the Banking and Finance Commission and to the board of directors of the company at the latest the second business day after the occurrence of the triggering event. The number of securities acquired by succession must only be disclosed thirty days after such succession has been accepted, under the benefit of inventory as the case may be.	A disclosure is also required when, as a result of events changing the breakdown of voting rights, the percentage of the voting rights attached to the voting right securities reaches, exceeds or falls below the thresholds provided for in the first and second paragraphs above, even when no acquisition or disposal of securities has occurred. A similar disclosure is also required when persons or legal entities enter into, modify or terminate an agreement of action in concert, when as result thereof, the percentage of the voting rights subject to the action in concert or the percentage of the voting rights of one of the parties to the agreement of action in concert reaches, exceeds or falls below the thresholds mentioned in the first and second paragraphs above.

Disclosure statements relating to the acquisition or transfer of securities which are made pursuant to this article must be addressed to the Banking and Finance Commission and to the board of directors of the company at the latest the fourth trading day following the day on which (i) the person or legal entity learns of the acquisition or the disposal or the possibility of exercising voting rights, or, having regard to the circumstances, should have learned it, regardless of the date on which the acquisition, disposal or possibility of exercising voting rights takes effect, (ii) the person or legal entity is informed of the event changing the break down of voting rights, (iii) an agreement of action in concert is entered into, modified or terminated, or (iv) for securities acquired by succession, the succession is accepted by the heir, as the case may be, under the benefit of inventory.

Unless otherwise provided by legal provisions in force, no one will be allowed to vote at the shareholders meeting a number of securities greater than the number validly disclosed at the latest twenty days before such meeting, in compliance with legal provisions in force and with these articles of association, it being understood that a shareholder will in any event be allowed to vote a number of securities that does not exceed three (3,-) per cent of the	Unless otherwise provided by legal provisions in force, no one will be allowed to vote at the shareholders meeting a number of securities greater than the number validly disclosed at the latest twenty days before such meeting, in compliance with legal provisions in force and with these articles of association, it being understood that a shareholder will in any event be allowed to vote a number of securities that does not exceed three (3,-) per cent of the

total of the voting rights existing on the day of the shareholders meeting or which is between two successive thresholds.	total of the voting rights existing on the day of the shareholders meeting or which is between two successive thresholds.
ARTICLE THIRTY-SEVEN – VOTES

Current version of article 37 of the articles of association:	If the proposal is approved, article 37 of the articles of association will read as follows:

The meeting may not vote on items that were not mentioned on the agenda.	The meeting may not vote on items that were not mentioned on the agenda.

Unless otherwise provided by legal provisions in force, decisions are adopted by a majority vote, irrespective of the number of securities present or represented at the meeting.	Unless otherwise provided by legal provisions in force, decisions are adopted by a majority vote, irrespective of the number of securities present or represented at the meeting.

With respect to the appointment of directors or auditors, if no candidate is elected by a majority vote, a second ballot is organized between the two candidates who obtained the highest number of votes. In case of a tie in the second ballot, the eldest candidate is elected.

With respect to the appointment of directors or auditors, if no candidate is elected by a majority vote, a second ballot is organized between the two candidates who obtained the highest number of votes. In case of a tie in the second ballot, the eldest candidate is elected.

Votes are expressed by raising hands or by calling names, unless otherwise decided by the majority of the shareholders.	Votes are expressed by raising hands, by calling names or through electronic devices, unless otherwise decided by the shareholders meeting.

Any shareholder may vote in writing at any shareholders meeting, by using a form to be provided by the company mentioning (i) the name and address or registered seat of the shareholder, (ii) the number of shares which the shareholder will vote, and (iii) the indication, for each point on the agenda, of the vote of the shareholder. Shares shall be taken into account for the vote and the computation of the quorum only if the form is received by the company at least four business days prior to the meeting. Any shareholder who votes in writing must comply with the deposit obligations referred to in article 32.

Any shareholder may vote in writing at any shareholders meeting, by using a form to be provided by the company mentioning (i) the name and address or registered seat of the shareholder, (ii) the number of shares which the shareholder will vote, and (iii) the indication, for each point on the agenda, of the vote of the shareholder. Shares shall be taken into account for the vote and the computation of the quorum only if the form is received by the company at least four business days prior to the meeting. Any shareholder who votes in writing must comply with the deposit obligations referred to in article 32.

An attendance list, that indicates the name of each shareholder and the number of securities it owns, is signed by each shareholder or its proxy holder before the meeting starts.	An attendance list, that indicates the name of each shareholder and the number of securities it owns, is signed by each shareholder or its proxy holder before the meeting starts.
ARTICLE FOURTY-EIGHT –DISCLOSURE OF SIGNIFICANT SHAREHOLDINGS

Current version of article 48 of the articles of association:	If the proposal is approved, article 48 of the articles of association will read as follows:

N/A	Disclosure of significant shareholdings - The fourth and fifth paragraphs of article 13 of these articles, as they have been adopted by the shareholders meeting of April 25, 2008 will only apply beginning September 1, 2008, the date of the entering into force of the Law of May 2, 2007 on the disclosure of significant shareholdings. Until such date, any disclosure statements made pursuant to the first, second and third paragraphs of article 13 must be addressed to the Banking and Finance Commission and to the board of directors of the company at the latest on the second business day after the occurrence of the event giving rise to the notification or, in case of securities acquired by succession, within 30 days after such succession has been accepted, in accordance with the Law of 2 March 1989 on the disclosure of significant shareholding.

Annex 5 to

Exhibit 99.1

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

VOTE BY CORRESPONDENCE

The undersigned:

First name	:

Family name	:

Address	:

or

Corporate name	:

Form of corporation	:

Registered office	:

holder of                      shares of Delhaize Group SA, with registered office at 1080 Brussels, rue Osseghemstraat 53, Belgium, registered with the Register of legal entities under number 0402.206.045 (“Delhaize Group”), hereby represented by (*) (family name, first name and capacity) ________________________________________________________________________

________________________________________________________________________________________________

who/which hereby declares and warrants to Delhaize Group to have full authority to execute this form on behalf of the undersigned,

hereby declares to vote as selected in the attached document with respect to the items of the agenda of the extraordinary general meeting of Delhaize Group that will take place on April 25, 2008 at 3.00 p.m. (C.E.T.) at the Corporate Support Office of Delhaize Group, square Marie Curie 40 in 1070 Anderlecht.

The vote by correspondence is irrevocable. Holders of shares who voted by correspondence may still attend the general meeting but will not be permitted to vote in person or by proxy.

The signed original of this document and its attachment must be returned to Delhaize Group (c/o Mr. Pierre-François Leybaert, Delhaize Group SA, Square Marie Curie 40, 1070 Brussels, Belgium; tel: +32 2 412 21 21) by April 21, 2008. The owner of bearer or dematerialized shares who intend to vote by correspondence must also comply with the deposit or immobilization formalities described in the notice of the general meeting.

Signature:

Name:

Capacity:

Date:

(*)	This information must be provided, except where the voting shareholder is an individual who executes this document him/herself.

VOTE SELECTION (**)

1) vote on proposed resolution 1	2) vote on proposed resolution 2
• vote in favor ( ) • vote against ( ) • abstain ( )	• vote in favor ( ) • vote against ( ) • abstain ( )
3) vote on proposed resolution 3.1	4) vote on proposed resolution 3.2
• vote in favor ( ) • vote against ( ) • abstain ( )	• vote in favor ( ) • vote against ( ) • abstain ( )
5) vote on proposed resolution 4	6) vote on proposed resolution 5
• vote in favor ( ) • vote against ( ) • abstain ( )	• vote in favor ( ) • vote against ( ) • abstain ( )

(**)	Please mark your selection. If the voting shareholder did not select a vote with respect to any item of the agenda, then the voting shareholder will be deemed to have voted in favor of such item.